SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9)

OPTi, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

683960108
(CUSIP Number)

Salvatore Muoio S. Muoio & Co. LLC SM Investors II, L.P. SM L/S, L.P. c/o 509 Madison Avenue, Suite 406 New York, NY 10022 (212) 297-2555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Muoio & Co. LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,290,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,290,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Salvatore Muoio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,290,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,290,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM Investors II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,309,846

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,309,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,846

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.25%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM L/S, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

902,947

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

902,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

902,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.75%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.683960108

Item 1. Security and Issuer.

The name of the issuer is OPTi, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is 3430 W. Bayshore Road, Suite 103, Palo Alto, California 94303. This Amendment 9 to Schedule 13D relates to the Issuer's Common Stock, no par value per share (the "Shares").

Item 2. Identity and Background.

(a-c, f) This Amendment 9 to Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC"), (ii) Salvatore Muoio, a United States citizen, (iii) SM Investors II, L.P., a Delaware limited partnership ("Investors II") and (iv) SM L/S, L.P., a Delaware limited partnership ("L/S") (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.  Investors II and L/S are two such funds for which SMC serves as general partner.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 3,290,105 Shares held by such entities.

Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 3,290,105 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

Investors II, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 1,309,846 Shares.

L/S, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 902,947 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons have engaged in, and plan to continue to engage in, discussions with management and/or representatives of the board of directors of the Issuer concerning its direction and financial and strategic alternatives including the appointment of representatives of the Reporting Persons to the Issuer's board of directors, the timing and characterization of distributions of cash to shareholders and the potential orderly liquidation of the Issuer. Depending upon the outcome of their discussions with the Issuer, the Reporting Persons reserve the right to formulate a plan or proposal with respect to the Issuer, including a plan or proposal that could result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons sent a letter dated May 13, 2011 (a copy of which was previously filed as Exhibit C to Amendment No. 8 to this Schedule 13D) to the Issuer to indicate their view that the Issuer's proxy statement dated April 25, 2011 relating to the Issuer's forthcoming annual meeting of shareholders contains certain inaccuracies, and that a representative of the Reporting Persons intended to attend the meeting in person and vote thereat as described in the letter.  The Issuer sent a letter dated May 16, 2011 (a copy of which was previously filed as Exhibit D to Amendment No. 8 to this Schedule 13D) in response to the Reporting Persons' letter (the "Issuer Letter").  On May 18, 2011, the Reporting Persons sent a further letter (a copy of which was previously filed as Exhibit E to Amendment No. 8 to this Schedule 13D) to respond to the Issuer Letter to clarify certain points concerning the Reporting Persons' intentions as regards the Issuer's annual meeting of shareholders.  The Issuer sent a letter dated May 19, 2011 (a copy of which was previously filed by the Issuer on May 20, 2011 as Exhibit 99.1 to a Form 8-K report) in response to that letter.

On May 23, 2011 the Issuer held its annual meeting of shareholders.  A representative of the Reporting Persons (the "Proxy Holder") attended the meeting as proxy for the Reporting Persons.  Pursuant to Section 708 of the California Corporations Code and Section 2.8 of the Issuer's by-laws, the Proxy Holder nominated Mr. Robert Edelman for election to the Issuer's Board of Directors at the meeting, gave notice of his intention to cumulate votes in the election of directors at the meeting, demanded that voting for election of directors at the meeting be conducted by written ballot and voted all of the Reporting Persons' shares, cumulatively, for Mr. Edelman.  The Reporting Persons believe that the number of votes cast for the election of Mr. Edelman exceeded the number of votes cast for the election of any other candidate and that the Issuer improperly denied the Proxy Holder the right to so nominate, and vote cumulatively for, Mr. Edelman.

On May 27, 2011 the Issuer filed a Form 8-K report setting forth the results of the election held at the meeting.  The Reporting Persons believe that the Issuer improperly failed to recognize the nomination and election of Mr. Edelman.  The Reporting Persons are considering their options in light of the Issuer's actions as described above.

Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

Other than as set forth above, the Reporting Persons have not at this time elected to pursue any particular course of action or have any other plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")
(a-e)  As of the date hereof, SMC may be deemed to be the beneficial owner of 3,290,105 Shares or 28.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,290,105 Shares to which this filing relates.

SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,290,105 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio
(a-e)  As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 3,290,105 Shares or 28.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,290,105 Shares to which this filing relates.

Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,290,105 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM Investors II, L.P. ("Investors II")
(a-e)  As of the date hereof, Investors II may be deemed to be the beneficial owner of 1,309,846 Shares or 11.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

Investors II has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,309,846 Shares to which this filing relates.

Investors II has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,309,846 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Investors II are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Investors II may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM L/S, L.P. ("L/S")
(a-e)  As of the date hereof, L/S may be deemed to be the beneficial owner of 902,947 Shares or 7.75% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

L/S has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 902,947 Shares to which this filing relates.

L/S has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 902,947 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by L/S are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  L/S may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.  However, the Reporting Persons among themselves may be deemed to be a group as defined in Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

Item 7. Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
B.  Schedule of Transactions of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2011
(Date)

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/	Salvatore Muoio
Salvatore Muoio

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 9 to Schedule 13D dated May 31, 2011 relating to the Common Stock, no par value per share of OPTi, Inc. shall be filed on behalf of the undersigned.

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/	Salvatore Muoio
Salvatore Muoio

May 31, 2011

Exhibit B

TRANSACTIONS DURING THE PAST 60 DAYS

TRANSACTIONS BY S. MUOIO & CO. LLC

Date of Transaction	Number Purchased/ (Sold)	Price ($)

03/28/2011	10,417	$2.02
03/29/2011	1,368	$2.02
03/31/2011	1,000	$2.05
04/06/2011	1,000	$2.01
04/07/2011	4,500	$2.00
04/12/2011	3,000	$1.96

TRANSACTIONS BY SALVATORE MUOIO

Date of Transaction	Number Purchased/ (Sold)	Price ($)

03/28/2011	10,417	$2.02
03/29/2011	1,368	$2.02
03/31/2011	1,000	$2.05
04/06/2011	1,000	$2.01
04/07/2011	4,500	$2.00
04/12/2011	3,000	$1.96

TRANSACTIONS BY SM INVESTORS II, L.P.

Date of Transaction	Number Purchased/ (Sold)	Price ($)

03/28/2011	7,604	$2.02
03/29/2011	1,000	$2.02
03/31/2011	730	$2.05
04/06/2011	730	$2.01
04/07/2011	3,285	$2.00
04/12/2011	2,190	$1.96

SK 01834 0003 1200807